SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of November, 2008

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is an announcement by the company that it will be releasing its third quarter 2008 results on Thursday, November 20, 2008.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s Registration Statement on Form F-3 (Registration No. 333-128847) and its Registration Statements on Form S-8 (Registration Nos. 333-139021 and 333-111932).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          TEFRON LTD.
                                          (Registrant)


                                          By: /s/ Eran Rotem
                                          ----------------------
                                          Eran Rotem
                                          Chief Financial Officer


                                          By: /s/ Hanoch Zlotnik
                                          ----------------------
                                          Hanoch Zlotnik
                                          Treasurer



Date: November 13, 2008

                   TEFRON SCHEDULES THIRD QUARTER 2008 RESULTS
                     RELEASE FOR THURSDAY, NOVEMBER 20, 2008

                                     ------

           CONFERENCE CALL SCHEDULED FOR NOVEMBER 20, 2008 AT 10AM ET

MISGAV, ISRAEL - NOVEMBER 13, 2008 - Tefron (NYSE: TFR , TASE: TFR), announced that it will be releasing its third quarter 2008 results on Thursday, November 20, 2008, before the US market opens.

The Company will also be hosting a conference call later that same day at 10:00am ET. On the call, management will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number.

                        US DIAL-IN NUMBER: 1 888 407 2553
                       ISRAEL DIAL-IN NUMBER: 03 918 0650
                  INTERNATIONAL DIAL-IN NUMBER: +972 3 918 0650

                                       AT:
          10:00AM EASTERN TIME, 7:00AM PACIFIC TIME, 5:00PM ISRAEL TIME

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call in the investor relations section of Tefron's website at: www.tefron.com

ABOUT TEFRON

Tefron, Ltd. engages in the design, manufacture, and marketing of intimate apparel, swimwear, and active-wear for men and women. The company's product line includes knitted briefs, bras, tank tops, boxers, leggings, crop tops, T-shirts, daywear, nightwear, bodysuits, swimwear, beach-wear, active-wear, shape wear, and accessories. It sells its products in North America, Europe, and Israel. The company was founded in 1977 and is based in Misgav, Israel.

FOR MORE INFORMATION VISIT: www.tefron.com

COMPANY CONTACT:                              INVESTOR RELATIONS CONTACT
--------------------------------------------------------------------------------
Eran Rotem                                    Ehud Helft / Kenny Green
Chief Financial Officer, Tefron Ltd.          GK Investor Relations
Tel: +972 4 990 0803                          Tel: (US) 1 646 201 9246
reran@tefron.com                              info@gkir.com